UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 06 August 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

This announcement includes inside information

Preliminary results

Year ended 30 June 2026			6 August 2026
	Reported results			Adjusted results(1)
	F26	vs F25		F26	vs F25
Net sales	$19,643m	(3.0)%	Organic net sales movement	$(386)m	(2.0)%(2)
Operating profit	$3,156m	(27.2)%	Operating profit before exceptional items	$5,683m	2.0%(2)
Operating profit margin	16.1%	(535)bps	Operating profit margin before exceptional items	28.9%	116bps(2)
Net profit	$1,958m	(22.9)%
Basic earnings per share	78.1c	(26.3)%	Basic earnings per share before exceptional items	165.3c	0.7%
Net cash flow from operating activities	$4,392m	$95m	Free cash flow	$3,211m	$463m

Growth in Europe, LAC and Africa offset by weakness in North America and Asia Pacific

● Organic net sales declined 2.0%. Volume down 0.4% and unfavourable price/mix 1.6%.
● Negative price/mix primarily as a result of adverse mix due to US Spirits performance and weaker results in CWS.
● Excluding CWS, organic net sales for the group would have been c.1.5% higher.
● Reported net sales of $19.6 billion declined 3.0% mainly due to organic net sales decline and the impact of disposals.

Operating profit growth

● Organic operating profit increased by 2.0%, with organic operating profit margin up 116bps, mainly due to the benefit of cost savings, partly offset by adverse mix and tariffs.
● Reported operating profit declined 27.2%, with organic operating profit growth offset mostly by exceptional restructuring costs and impairment charges. Reported operating profit margin declined 535bps.
● Eps pre-exceptionals was 165.3 cents, up 0.7%.

Continued cash focus delivering lower leverage

● Free cash flow increased by $463 million to $3.2 billion.
● Net debt as at 30 June 2026 was $20.5 billion, with net debt3 to adjusted EBITDA of 3.1x.
● The sale of East Africa Breweries PLC (EABL) remains on track to complete in calendar H2 2026. The disposal of Royal Challengers Bengaluru (RCB) cricket team by United Spirits Limited is progressing as planned.
● Recommended full year dividend of 50 cents per share, in line with the new dividend policy announced on 25 February 2026.

2 year restructuring programme underway

● Restructuring charges in fiscal 26 of $0.9 billion included c.$752 million costs for the implementation of our new operating framework (representing c.70% of the total cost) with the balance related to supply chain agility and Accelerate costs.
● The new operating framework will deliver c.$850 million savings over 2 years, starting in fiscal 27.

Impairment charges

● Impairment charges of $1.5 billion related largely to Türkiye due to the impact of hyperinflationary accounting and change in pricing in market, as well as the write down of the Don Papa brand and certain other smaller brands.

Sir Dave Lewis, Chief Executive Officer commented:

We are pleased with our progress in LAC, Europe and Africa. We are focused on recovering our competitiveness in NAM and we are working through the consequences of Government policy in Chinese white spirits.
The three priorities set out at the half year: i) Relevant brands in competitive category strategies ii) Customer, Customer, Customer and iii) A more agile and competitive operating framework, are serving us well and lay the foundation for the Capital Markets Day today.
The revised operating framework is being rolled out across Diageo and the changes are significant. In 2026 this change incurs a cost of $0.8 billion (c.70% of the total cost of the two year programme) with savings realised over 2 years starting in fiscal 27. These savings will allow us to invest in the turnaround without needing to reduce operating profit4.
As we close out the year I would like to put on record our appreciation for all Diageo colleagues and the way they have engaged with this change programme.

(1) See pages 34-41 for an explanation and reconciliation of non-GAAP measures.
(2) Represents organic movement.
(3) Leverage ratio calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax).
(4) Operating profit pre-exceptional items

See pages 34-41 for an explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, EPS before exceptional items, adjusted net debt, adjusted EBITDA and tax rate before exceptional items. Unless otherwise stated, movements in results are for the year ended
30 June 2026 compared to the year ended 30 June 2025.

Outlook
Outlook for fiscal 27
Guidance is shared in the Capital Markets Day press release and presentations also published today.

Strategic priorities
More detail on our strategy and progress to date is shared with the CMD content published today.

Spirit of Progress
We continued to deliver against our 'Spirit of Progress' ESG plan, which sets out the actions we are taking against our three core priorities. In fiscal 26, we made progress on the following:

Promoting positive drinking
● On Drink Driving, we reached our 2030 target ahead of schedule, having delivered a total of 5.1 million educational experiences through our programmes, marking a critical milestone in our commitment to help prevent drink driving.

Championing inclusion and diversity
● At the end of fiscal 26, our global leadership cohort comprised 44% women and 46% individuals identifying as ethnically diverse.
● We provided 31,000 people in fiscal 26 with business and hospitality skills training through our Learning for Life programme, supporting and improving livelihoods all over the world.

Pioneering grain-to-glass sustainability
● We published our Climate Transition Plan, outlining the steps we are taking to adapt our business to the impacts of climate change, enabling us to mitigate business risk in a rapidly evolving and volatile world.
● We became one of the first CPG companies to achieve a target of replenishing more water than we use in all of our water-stressed sites, partially mitigating our most material physical climate risk. We achieved this by collaborating with national and local governments, and are progressing this work across our broader supply chain.
● We continued to improve energy efficiency and reduce emissions in fiscal 26. However, external factors, including availability of energy infrastructure, supportive policy frameworks and effective blended finance models are making the transition challenging, impacting our ability to deliver our Scope 3 carbon targets at the pace we had intended.

Dividend
The recommended final dividend to be proposed to shareholders for approval at the Annual General Meeting to be held on 5 November 2026 is 30 cents per share (fiscal 25 - 62.98 cents per share), bringing the recommended full year dividend to 50 cents per share (fiscal 25 - 103.48 cents per share). Subject to approval by shareholders, this will be paid to holders of ordinary shares and US ADRs on register as of 16 October 2026. The ex-dividend date is 15 October 2026 for holders of ordinary shares and 16 October 2026 for holders of US ADRs. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 6 November 2026. The dividend per share in pence to be paid to ordinary shareholders will be announced on 19 November 2026 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three trading days preceding the sterling equivalent announcement of the final dividend. The final dividend will be paid to both holders of ordinary shares and US ADRs on 3 December 2026. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 6 November 2026.

Notes to the business and financial review

Unless otherwise stated:

● movements in results are for the year ended 30 June 2026 compared to the year ended 30 June 2025
● commentary below and percentage movements refer to organic movements unless stated as reported
● net sales are sales after deducting excise duties
● price/mix is in percentage points
● market share refers to value share

See pages 34-41 for an explanation of the calculation and use of non-GAAP measures.

To view the final results document in full, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5920P_1-2026-8-6.pdf

In accordance with DTR 6.3.5(1A), the final results document has been submitted to the National Storage Mechanism in full unedited text and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Further details
Randall Ingber, General Counsel and Company Secretary, is responsible for arranging the release of this announcement on behalf of Diageo.

Presentation for analysts and shareholders

F26 preliminary results - pre-recorded audio webcast and presentation slides
At 11am UK on Thursday 6 August 2026, Sir Dave Lewis, Chief Executive Officer, and Nik Jhangiani, Chief Financial Officer, will present Diageo's preliminary results as a pre-recorded audio webcast. This will be available to view at https://www.diageo.com/en/investors/results-reports-and-events/2026-preliminary-results

Capital Markets Day
The Capital Markets Day will start at 1.30pm UK (2.30pm CET) and will consist of a series of presentations. The event will be webcast for those not attending in person, and there will also be an opportunity to ask questions during a Q&A session at the end of the day.
Registration to listen to the event can be done at the following link:
https://www.investis-live.com/diageo/6a31331eca8e91000fb4df3f/hfsua

Calendar for future events
5 November 2026	Q1 F27 Trading Update and AGM
February 2027	Interim results for six months ending 31 December 2026
May 2027	Q3 F27 Trading Update
August 2027	Preliminary results for year ending 30 June 2027

Enquiries
Investors	Sonya Ghobrial +44 (0)7392 784784 Andy Ryan +44 (0)7803 854842 Grace Murphy +44 (0)7514 726167 investor.relations@diageo.com
Media	Rebecca Perry +44 (0)7590 809101 Clare Cavana +44 (0)7751 742072 press@diageo.com
Diageo plc LEI	213800ZVIELEA55JMJ32

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoﬀ and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.
Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 06 August 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary